UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 20, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release relating to potential revenue from a certain net smelter return (“NSR”) royalty held by Royal Uranium Inc., a company incorporated under the laws of British Columbia, Canada (“Royal Uranium”), in connection with an exploration program at the Huemul Project in the Province of Mendoza, Argentina announced by Jaguar Uranium Corp., a company incorporated under the laws of British Columbia, Canada (“Jaguar”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K. As previously disclosed in a Report on Form 6-K furnished with the U.S. Securities and Exchange Commission (the “SEC”) on February 18, 2026, the Company entered into a Share Exchange Agreement (the “Share Exchange Agreement”), dated as of February 18, 2026, among the Company and certain shareholders of Royal Uranium, pursuant to which the Company will acquire up to 100% of the issued and outstanding shares in the capital of Royal Uranium. The closing of the transactions contemplated under the Share Exchange Agreement remain subject to certain closing conditions.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding the scope, timing and results of Jaguar’s planned exploration activities at the Huemul Project; the submission, review and acceptance of environmental baseline studies and the receipt of required regulatory approvals; the historical significance and exploration potential of the Huemul Project and surrounding district; and the anticipated phases and objectives of the Jaguar’s exploration plans. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the availability and quality of historical data; the outcome of environmental and regulatory review processes; the availability of qualified personnel, contractors and equipment; access to exploration sites; political, legal and regulatory conditions in Argentina and the United States; market conditions and commodity prices; the availability of financing on acceptable terms; other risks described under “Risk Factors” in Jaguar’s Registration Statement on Form S-1 (File No. 333-292006), as amended, and in subsequent filings with the SEC; the ability of the parties to the Share Exchange Agreement to complete the transaction, the Company’s ability to integrate Royal Uranium’s assets into its business, the ability of the parties to obtain Irish regulatory approval and any other required third-party consents and approvals in connection with the transaction, obtain the approval of the Company’s shareholders, and to meet all other closing conditions; the realization of revenues from the assets of Royal Uranium, including its royalties, which may depend on, among other things, the commercial development of uranium, the receipt and maintenance of exploration, mining, and environmental permits and approvals by the operators of the underlying properties, regulatory approval, and market demand for uranium; volatility in uranium and natural gas commodity prices, which directly affect the potential value of NSR and other royalty interests; the risk that operators of royalty-bearing properties may delay, suspend, or abandon exploration or development activities due to insufficient funding, unfavorable economic conditions, technical challenges, or regulatory obstacles; the possibility that exploration activities, including those authorized under recently obtained permits, may not result in the discovery of commercially viable mineral deposits or hydrocarbon reserves; the dependence of the Company on third-party operators over whom it has no operational control, including decisions regarding the pace, scope, and method of exploration and development; the risk that changes in mining, environmental, or energy laws and regulations in the jurisdictions where the royalty assets are located, including Argentina, may adversely affect the feasibility or economics of the underlying projects; political, economic, and social risks associated with operating in foreign jurisdictions, including currency controls, expropriation, nationalization, and changes in fiscal regimes; the risk that royalty agreements may be subject to disputes regarding their scope, enforceability, or the calculation of permitted deductions from gross revenues; competition from existing or new offerings that may emerge; impacts from strategic changes to the Company’s business on net sales, revenues, income from continuing operations, or other results of operations; the Company’s ability to obtain sufficient funding to maintain operations and develop additional services and offerings; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated April 20, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: April 20, 2026	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer